

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 9, 2008

Mr. Michael Inglese
Chief Financial Officer
Aircastle Limited
300 First Stamford Place, 5th Floor
Stamford, CT 06902

>   **RE:** **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2007**
>   **Forms 10-Q and 10-Q/A for the periods ended March 31, 2008 and**
>   **June 30, 2008**
>   **Form 10-Q for the period ended September 30, 2008**
>   **File No. 1-32959**

Dear Mr. Inglese:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

>   Sincerely,

>   Rufus Decker
>   Accounting Branch Chief